Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
USA

Attention:	Julie Bell

Dear Sirs/Mesdames:

Re:	Here Enterprises, Inc.
Registration Statement on Form SB-2/A
Filed on October 10, 2007
File No. 333-145955

Thank you for your telephone call of October 11, 2007 with respect to Amendment No. 1 to the Form SB-2 (the “Form SB-2”) filed by Here Enterprises, Inc. (the “Company”). As we discussed, we moved the paragraph in question to the “Our Business” section. We also removed the references to National Association of Securities Dealers and replaced them with the references to Financial Industry Regulatory Agency. We provide two blacklined copies of the Company’s amendment to the Form SB-2 in this letter.

Should you have any questions, please do not hesitate to contact the writer directly at 604.891.7707

Yours truly,

/s/ Clark Wilson LLP
CLARK WILSON LLP

cc:	Roger Williams

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com
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